Filed by Huntsman Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Huntsman Corporation
Commission File No. 1-32427

Investor Presentation June 2017

Forward Looking Statements This presentation includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, business trends and other information that is not historical information. When used in this presentation, the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts,” or future or conditional verbs, such as “will,” “should,” “could” or “may,” and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, management’s examination of historical operating trends and data, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith, and we believe there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved. The forward-looking statements in this release are subject to uncertainty and changes in circumstances and involve risks and uncertainties that may affect the company's operations, markets, products, services, prices and other factors as discussed in the Huntsman companies' filings with the U.S. Securities and Exchange Commission. Significant risks and uncertainties may relate to, but are not limited to, volatile global economic conditions, cyclical and volatile product markets, disruptions in production at manufacturing facilities, reorganization or restructuring of Huntsman’s operations, including any delay of, or other negative developments affecting, the IPO / spin-off of Venator Materials Corporation, the ability to implement cost reductions and manufacturing optimization improvements in Huntsman businesses and realize anticipated cost savings, and other financial, economic, competitive, environmental, political, legal, regulatory and technological factors. All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date made and are expressly qualified in their entirety by the cautionary statements included in this presentation. We undertake no obligation to update or revise forward-looking statements which may be made to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. Supplemental Information This presentation contains financial measures that are not in accordance with generally accepted accounting principles in the U.S. ("GAAP"), including EBITDA, adjusted EBITDA, adjusted EBITDA from discontinued operations, normalized EBITDA, adjusted net income (loss), adjusted diluted income (loss) per share and net debt. The Company has provided reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures in the Appendix to this presentation. Our financial statements and tax returns are prepared with certain components of inventory stated on the LIFO method for inventory valuation, and supplemental information is not intended to replace the primary published financial statements which include these inventories on a LIFO basis. Please refer to the primary published financial statements in our most recently filed Form 10-K and Forms 10-Q. General Disclosure

Greater than $450 million FCF expected in 2017 Repaid >$670 million of debt over the last year as of April 2017 Debt & Equity road shows and bank financing Initial Public Offering expected summer 2017 Monetize remaining ownership through secondary offerings Use proceeds to reduce debt Formation of the integration team Antitrust filings and regulatory reviews SEC F-4 Filing and SIX prospectus Shareholder meetings Targeted closing by end of 2017 Near Term Priorities Focused on free cash flow generation and debt reduction Preparation for Merger of Equals with Clariant Separate the Pigments & Additives Business (Venator)

Free Cash Flow 2017 Free Cash Flow Target of $450mm

Portfolio Composition

Revenue[1]



Pigments & Additives 22%
Polyurethanes 39%
Textile Effects 8%
Advanced Materials 11%
Performance Products 20%

1Q17 LTM[4]

Revenues
$9.6 billion

Adjusted EBITDA
$1.2 billion

Adjusted EBITDA[1][2]



Pigments & Additives 14%
Textile Effects 6%
Polyurethanes 43%
Advanced Materials 16%
Performance Products 21%

End Markets[4]



2016 Revenues
Source: Management estimates
Adhesives, Coatings & Elastomers 4%
Agrochemicals 2%
Aerospace 2%
Other 1%
Intermediate Chemicals 7%
Construction Materials 8%
Paints & Coatings 9%
Insulation 11%
Energy & Fuel Additives 11%
Industrial Applications 13%
Consumer 32%
Household Products 10%
Apparel 9%
Automotive & Marine 7%
Home Furnishings 5%
Other Consumer 1%

Adjusted EBITDA[2][3][4]



$ in millions
Adj. EBITDA Margin
$1,073
$664
11%
$1,535
$717
13%
$1,594
$1,056
13%
$1,313
$1,098
11%
$1,487
$1,262
12%
$1,200
$1,160
12%
$1,099
$969
12%
$1,161
$1,030
12%
2010
2011
2012
2013
2014
2015
2016
1Q17 LTM
Non-Pigments
Pigments & Additives

(1) Segment allocation is before Corporate and other unallocated items
(2) See Appendix for a reconciliation
(3) Pro forma adjusted to include the October 1, 2014 acquisition of the Performance Additives and Titanium Dioxide businesses of Rockwood Holdings, Inc. as if consummated at the beginning of the period; exclude the allocation of general corporate overhead by Rockwood
(4) Excludes European surfactants business, which was sold to Innospec on December 30,2016

4

HUNTSMAN

Polyurethanes MDI Urethanes End Markets Revenues MDI Competitive Intensity Adjusted EBITDA History 1Q17 LTM Revenues $3.8 billion Adjusted EBITDA $582 million 2016 Revenues 2016 Revenues $ in millions Source: Management Estimates Consumer 37% INSULATION ELASTOMERS AUTOMOTIVE INTERIORS COMPOSITE WOOD ADHESIVES

Performance Products

End Markets[1]

2016 Revenues

Source: Management Estimates



Other 2%
Household Products 11%
Personal Care 4%
Paints & Coatings 2%
Industrial Applications 29%
Construction Materials 2%
Energy 11%
Fuel Additives & Lubricants 8%
Agrochemicals 11%
Intermediate Chemicals 10%
Polymers 10%
Consumer 15%

(1) Excludes European surfactants business, which was sold to Innospec in 2016

1Q17 LTM

Revenues[1]

$1.9 billion

Adjusted EBITDA[1]

$287 million

Revenues[1]

2016 Revenues



Rest of World 8%
Asia Pacific 20%
US & Canada 55%
Europe 17%

Global HUN Market Share

Product	Market Share	Peer
Polyetheramines	>60%	BASF
Carbonates	65%	BASF
Morpholine/DGA	50%	BASF
Specialty Amines/ Catalysts	30%	BASF, Dow, Air Products, Eastman, Ineos
Ethyleneamines	18%	BASF, Dow, Tosoh, Delamine
Maleic Anhydride	15%	Lanxess, Flint Hills, Polynt

Adjusted EBITDA History[1]

$ in millions



Adj. EBITDA Margin
$353
$365
$356
$393
$465
$439
$288
$287
16%
14%
14%
15%
17%
20%
15%
15%
2010
2011
2012
2013
2014
2015
2016
1Q17 LTM



AGRICULTURE



FUEL DETERGENT



WIND TURBINES



FAUX MARBLE

6

HUNTSMAN

Aero, Transp & Ind Advanced Materials End Markets Revenues Competitive Landscape Adjusted EBITDA History 1Q17 LTM Revenues $1.0 billion Adjusted EBITDA $217 million 2016 Revenues 2016 Revenues $ in millions Source: Management Estimates Consumer 18% Coatings & Electrical Diversified AUTOMOTIVE ADHESIVES AEROSPACE POWER Hexion Sika Henkel 3M Sumitomo Elantas Air Products Olin Blue Star Breadth of product range Degree of Differentiation Top 10 Market Participants (Others, not included, represents 50%)

Textile Effects

End Markets



2016 Revenues
Source: Management Estimates
Technical & Protective Fabrics 8%
Other 2%
Transportation 9%
Home & Institutional Furnishings 13%
Apparel 68%
Consumer 100%

1Q17 LTM

Revenues

$0.8

billion

Adjusted EBITDA

$76

million

Revenues



2016 Revenues
Rest of World 19%
US & Canada 9%
Europe 16%
Asia Pacific 56%



ACTIVE WEAR



AUTOMOTIVE SEATING

Competitive Landscape



HUNTSMAN
DyStar
Archroma
Rudolf
CHT/Bezema
Tanatex
Everlight
Colortex
Nicca
Lonsen
Runtu
Transfar
Dyes & Chemicals
Dyes
Chemicals
Global
Sales Distribution
Regional
Narrow
Product Range
Wide

Adjusted EBITDA History



$ in millions
Adj. EBITDA Margin
$16
2%
-9%
-$64
-3%
-$20
$16
2%
$58
6%
$63
8%
$73
10%
$76
10%
2010
2011
2012
2013
2014
2015
2016
1Q17 LTM



MEDICAL WEAR



APPAREL

8

HUNTSMAN

Pigments & Additives End Markets Revenues TiO2 Capacity Adjusted EBITDA History 1Q17 LTM Revenues $2.1 billion Adjusted EBITDA $184 million 2016 Revenues 2016 Revenues $ in millions Source: Management Estimates Consumer 34% (1) Pro forma adjusted to include the October 1, 2014 acquisition of the Performance Additives and Titanium Dioxide businesses of Rockwood Holdings, Inc. as if consummated at the beginning of the period; exclude the related sale of our TR52 product line – used in printing inks – to Henan Billions Chemicals Co., Ltd. in December 2014; and exclude the allocation of general corporate overhead by Rockwood FOODS INKS CONSTRUCTION PLASTICS Chemours 17% 11% Cristal 11% Kronos 8% Henan Billions 7% Tronox 7% Others 37% 2016 Nameplate Capacity; Excludes HUN South African facility

Improved Pigments & Additives Earnings Profile Historical EBITDA and Average Selling Price Improved Annual Trough Economics Note: financial information prior to the Oct. 1, 2014 acquisition of the Titanium Dioxide and Performance Additives businesses of Rockwood Holdings based upon their management representation

Separation Process

Expected Timeline

- **Initial Form 10 filing** ✔ — October 2016
- **IRS private letter ruling** ✔
- First Quarter 2017
- **SEC Filings**
  - S-1 Filings
  - Capitalization
  - Additional pro forma information
- Second Quarter 2017
- **Marketing**
  - Rating agencies
  - Debt roadshow
  - Equity roadshow
- **Expected IPO** — Summer 2017 (subject to SEC review and market conditions)

Separation Costs

- One-time separation costs ~$100 million
- Venator estimated annual incremental corporate stand alone costs ~$33-$38 million
- Huntsman estimated annual savings ~$5-$10 million

11

HUNTSMAN

Fire at Pori, Finland TiO2 manufacturing facility on January 30, 2017 No injuries 130 kt facility representing ~2% of global TiO2 demand demand Site expected to be fully operational by 4Q 2018 through phased restart ~20% capacity 2Q 2017 ~40% capacity 2Q 2018 ~100% capacity around year end 2018 1Q17 EBITDA impact was $15 million Insurance deductibles $15 million property damage 60 days business interruption (essentially February and March) Agreed upon process with insurance company that provides interim claims and regular progress payments 1Q17 payment received €50 million 2Q17 payment received €70 million Update on Pori, Finland Facility

Creating a Global Specialty Chemical Leader Select slides from transaction overview presentation

Cautionary Statement Regarding Forward-Looking Statements This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Clariant Ltd (“Clariant”) and Huntsman Corporation (“Huntsman”) have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements about the anticipated benefits of the contemplated transaction, including future financial and operating results and expected synergies and cost savings related to the contemplated transaction, the plans, objectives, expectations and intentions of Clariant, Huntsman or the combined company, the expected timing of the completion of the contemplated transaction and information relating to the proposed initial public offering of ordinary shares of Venator Materials PLC. Such statements are based on the current expectations of the management of Clariant or Huntsman, as applicable, are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Neither Clariant nor Huntsman, nor any of their respective directors, executive officers or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the contemplated transaction; uncertainties as to the approval of Huntsman’s stockholders and Clariant’s shareholders required in connection with the contemplated transaction; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval; the effects of disruption caused by the announcement of the contemplated transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the contemplated transaction may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; ability to refinance existing indebtedness of Clariant or Huntsman in connection with the contemplated transaction; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transaction; transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets, including with respect to the initial public offering of ordinary shares by Venator Materials PLC or financing activities related to the contemplated transaction; and other risks and uncertainties discussed in Huntsman’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” section of Huntsman’s annual report on Form 10-K for the fiscal year ended December 31, 2016. You can obtain copies of Huntsman’s filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and neither Clariant nor Huntsman undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement. General Disclosure 14

General Disclosure (Cont’d) Important Additional Information and Where to Find It NO OFFER OR SOLICITATION This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC In connection with the contemplated transaction, Clariant intends to file a registration statement on Form F-4 with the SEC that will include the Proxy Statement/Prospectus of Huntsman. The Proxy Statement/Prospectus will also be sent or given to Huntsman stockholders and will contain important information about the contemplated transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CLARIANT, HUNTSMAN, THE CONTEMPLATED TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Clariant and Huntsman through the website maintained by the SEC at www.sec.gov. PARTICIPANTS IN THE SOLICITATION Huntsman and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Huntsman investors and shareholders in connection with the contemplated transaction. Information about Huntsman’s directors and executive officers is set forth in its proxy statement for its 2017 Annual Meeting of Stockholders and its annual report on Form 10-K for the fiscal year ended December 31, 2016. These documents may be obtained for free at the SEC’s website at www.sec.gov. Additional information regarding the interests of participants in the solicitation of proxies in connection with the contemplated transactions will be included in the Proxy Statement/ Prospectus that Huntsman intends to file with the SEC. 15

Key Transaction Highlights Merger of equals creates leading global specialty chemical company with ~$20 billion enterprise value at announcement More than $3.5 billion of value creation through annual cost synergies in excess of $400 million Enhanced returns from complementary high growth end markets and geographies Strong joint innovation platforms and extensive expertise in sustainability Attractive financial profile, solid balance sheet and robust free cash flow generation 16

HUNTSMAN CLARIANT

Transaction Overview

Transaction Summary	▪ All-stock merger of equals transaction ▪ New company to be named HuntsmanClariant ▪ At-market combination: Huntsman shareholders: 48%, Clariant shareholders: 52% ▪ Huntsman shareholders receive 1.2196 shares in HuntsmanClariant for each Huntsman share ▪ Strong transaction commitment from both Huntsman and Clariant family shareholders
Financial Considerations	▪ Combined enterprise value of ~$20 billion at announcement ▪ Combined 2016 Sales of $13.2bn, Adjusted EBITDA of $2.3bn (17% margin)(1) and OCF of $1.9bn(2) ▪ Annual cost synergies in excess of $400 million ▪ Adopt current attractive Clariant dividend policy to maintain or increase dividends annually (to be paid quarterly) ▪ Solid balance sheet and deleveraging profile
Governance & Leadership	▪ Chairman of the Board: Hariolf Kottmann ▪ Chief Executive Officer: Peter Huntsman ▪ Chief Financial Officer: Patrick Jany ▪ CEO and CFO to be based in Pratteln, Switzerland ▪ Board to have equal representation from Huntsman and Clariant
Location, Listing & Reporting	▪ Corporate Headquarters in Pratteln, Switzerland; Operational Headquarters in The Woodlands, Texas ▪ Dual stock exchange direct listings on SIX Swiss Exchange and NYSE – will pursue listing on major European and US indices ▪ IFRS reporting in USD with filing on Form 10-Q and Form 10-K
Timing	▪ Targeted close by year end 2017 subject to Clariant and Huntsman shareholder approvals, regulatory approvals, and other customary closing conditions ▪ IPO of Huntsman's Pigments and Additives business (Venator) expected in summer of 2017, as previously announced

Note: CHF converted at an average exchange rate of 0.988 USD/CHF. Huntsman is pro forma for the announced separation of its Pigments and Additives business, Venator.
(1) Includes $400 million in annual run-rate cost synergies.
(2) Reflects Huntsman's 2016 actual Net Cash Provided by Operating Activities plus Clariant's 2016 actual Cash Flow from Operating Activities plus after-tax annual cost synergies.

17

Combined EBITDA margin(1) HuntsmanClariant – Attractive and Balanced Portfolio 2016 Sales 2016 EBITDA 11% Care Chemicals 14% Performance Products 28% Polyurethanes 7% Advanced Materials 9% Natural Resources 5% Catalysis 6% Textile Effects 20% Plastics & Coatings 13% Care Chemicals 13% Performance Products 26% Polyurethanes 10% Advanced Materials 9% Natural Resources 8% Catalysis 4% Textile Effects 17% Plastics & Coatings Combined EBITDA $2.3bn (1) Combined Sales $13.2bn Note: Based on 2016 business mixes. Segment breakdown excludes corporate costs. CHF converted at an average exchange rate of 0.988 USD/CHF. Huntsman is pro forma for the announced separation of its Pigments and Additives business, Venator. (1) Includes $400 million in annual run-rate cost synergies. 17.2% Clariant Huntsman 18 Clariant Huntsman 18

HUNTSMAN CLARIANT

Attractive Specialty Chemical Portfolio with Strong Growth and EBITDA Margins

	Business	Highlights	Expected Growth	EBITDA Margin Target[1]
	Catalysis	*Market and technology leader in petrochemicals, syngas and chemicals catalysts*	**6 – 7%**	**24 – 26%**
	Advanced Materials	*One of the leading materials solution providers in highly qualified aerospace, automotive and electrical insulation markets*	4 – 6%	21 – 23%
	Care Chemicals	*Critical solutions provider to end-markets supported by secular lifestyle-driven megatrends*	4 – 5%	18 – 19%
	Performance Products	*Broad portfolio of innovative products serving growing end markets such as personal care, consumer and selected industrial markets*	5 – 7%[2]	18 – 20%
	Polyurethanes	*One of the leading global players in the high growth MDI industry. Strategic intent to drive portfolio further downstream and deliver high value, sustainable growth*	6 – 9%	16 – 18%
	Natural Resources	*Innovative, performance enhancing and tailored service solutions for the oil and gas industry as well as specialty products based on bentonite*	6 – 7%	15 – 17%
	Textile Effects	*One of the leading global textile dyes, chemicals and digital inks businesses*	5 – 7%	13 – 15%
	Plastics & Coatings	*Sector leading businesses of differentiated high performance products to a wide range of end-markets*	GDP	Steered for absolute EBITDA

Contributed by Clariant (blue) — Contributed by Huntsman (green)

Source: Management estimates.
(1) Margin targets exclude synergies.
(2) Excludes upstream intermediates.

19

Formulations / Markets Focused on Key Growth Markets HUN Performance Products / CLN Care Chemicals & Natural Resources – Moving Products Downstream into Formulations North America Oilfield Services Personal Care Agriculture Europe Oilfield Services Personal Care Agriculture Care Chemicals 19% CHF 270mn Performance Products 55% USD 1,033mn HUN CLN Huntsman’s Gulf Coast advantaged EO production and large commercial position in North America provides vertical integration for Clariant to mirror its European market leading position. Clariant’s formulation technology allows Huntsman’s component / intermediate products to be further differentiated. The combination of Huntsman’s component products technology and Clariant’s formulation technology will result in faster product development and a more complete product offering to customers. Care Chemicals 44% CHF 638mn Performance Products 17% USD 322mn HUN CLN Components Raw Materials EO 1,365 mlbs (620 ktes) PO 525 mlbs (240 ktes) EO 550 mlbs (250 ktes) % Sales in Region(1) Surfactants Amines Surfactants Amines (1) Pro forma adjusted for the sale of the European Surfactants business on December 30, 2016. 20

Steam cracker Propylene glycols Propylene carbonates Ethylene glycols Ethylene carbonates EO Ethylene Specialized products Raw Materials & Intermediates Propylene Huntsman’s Performance Products Ethoxylates PO Amines EO Ethoxylates Externally sourced Clariant’s Care Chemicals Propoxylates Amines Ethylene glycols Glycol ethers EO Ethylene Amines Ethoxylates Betaines PO Strong complementary EO based footprint in the US Gulf Coast and Europe Huntsman is backward integrated into EO in the US, Clariant buys EO as raw material Clariant is backward integrated into EO in Europe, Huntsman buys EO as raw material Additional potential for asset utilization in China, India, Australia Glycol ethers Huntsman’s and Clariant’s Complementary Production Value Chain Will Drive Synergies Highlights Production Value Chain US Specialized products Raw Materials & Intermediates Production Value Chain Europe Source: Management 21

HUNTSMAN CLARIANT

Estimated Annual Cost Synergies in Excess of $400mn

Description

- More than $3.5bn in projected market value creation from realization of synergies
- $400mn full synergy run-rate to be achieved within 2 years of closing
  - Procurement synergies of $150mn
    - Increase effectiveness of combined spend
  - Operational synergies of $250mn
    - Cost reduction by combining corporate functions and business services
    - Consolidation of asset footprint through shared infrastructure
- Represents approximately 3% of combined 2016 sales
- One-time costs to achieve synergies of up to $500mn
- Building on proven track record in post merger integration

Cost Synergies

Synergy Split


Procurement
Operational

Synergy Year End Run-Rate and Cash Costs *($ mn)*


400
400
200
250
200
50
Year 1
Year 2
Year 3
Run-rate savings
Costs

- Incremental cash tax savings of more than $25mn per annum identified

22

HUNTSMAN CLARIANT

Estimated Annual Cost Synergies in Excess of $400mn

Procurement ~$150mn	Direct spend (~$50mn)	▪ Optimize purchasing on ~$5.5 billion of combined annual material supplies by bundling volume, renegotiating terms and conditions, insourcing of raw materials ▪ ~25% spend overlap of top 50 products and ~30% overlap in top 50 suppliers
	Indirect spend (~$100mn)	▪ Optimize annual combined spend of ~$3.6 billion supplies by bundling volume, standardization and renegotiating terms and conditions
Operational ~$250mn	Corporate Office, and Asset Consolidation (~$200mn)	▪ Streamlining of corporate and functional organization (HR, IT, Finance, etc.) including elimination of duplicated roles ▪ Integration of regional non operating assets (e.g. regional centers in the USA, South America, Europe, APAC) ▪ Leverage combined IT platforms
	Other Operational (~$50mn)	▪ Optimization of production ▪ Leveraging of best practices and functional excellence

Full $400 mn run rate to be achieved by end of 2019

Cash tax savings in excess of $25 million from optimizing the use of combined NOLs

23

Source: Management estimates.

HUNTSMAN CLARIANT

Integration Case Studies: CLN / Süd-Chemie & HUN / Rockwood

Cost Savings (CHF mn)

Clariant / Süd-Chemie


96
G&A
Operational Excellence
+ ~20%
115
G&A
Operational Excellence
Announced Synergies(1)
Implemented Synergies(2)

Huntsman / Rockwood


+>60%
>205
130
Announced Synergies
Implemented Synergies

Integration Highlights

Clariant / Süd-Chemie

- Announced synergies ~6% of Süd-Chemie sales[3] with little/no business overlap
- Realized ~20% more cost savings compared to announced cost savings
- Integration ~10% below budget
- Integration and synergies realization achieved faster than originally planned

Huntsman / Rockwood

- Announced synergies of ~10% of Rockwood sales
- Cost savings delivered with in 21 months of deal completion, ahead of schedule
- Reduced working capital by ~20%
- 1Q17 vs. 1Q15 Pigments & Additives EBITDA clearly demonstrates cost reduction (+63mn PF[4]) notwithstanding lower commodity TiO2 pricing

Source: Company filings and management estimates.
(1) Synergies and costs as announced in February 2011
(2) As of December 2013
(3) Süd-Chemie 2010 sales of EUR 1,225mn
(4) Approximate EBITDA impact from fire at Pori, Finland in 1Q17 was ~$15mn.

24

HuntsmanClariant – Balanced Geographic Footprint with Increased Strength in North America and China North America (27% of sales) China (11% of sales) Note: Based on 2016 sales mixes. Huntsman is pro forma for the announced separation of its Pigments and Additives business, Venator. Significantly increased presence for Clariant in North American markets Vertical integration benefiting from low cost raw materials Extends Huntsman’s formulation expertise and downstream applications 40% Americas 34% EMEA 26% APAC One of the market leading international chemical companies Capitalizing from ongoing growth investments, building on manufacturing footprint with more than 20 locations Strong local joint ventures, including two new polyurethane joint ventures coming online in 2018 25

Focused on Growing End Markets Consumer Transportation Construction Industrial Energy Portion of 2016 Sales Application Examples Source: Management estimates. Note: Huntsman is pro forma for the announced separation of its Pigments and Additives business, Venator. Personal Care Textile Packaging Thermoplastics Catalysts Lubricants Oil & Gas Renewable Energy Fuel Additives Aviation Marine Automotive Paint Insulation Wood Composites Growth Outlook [4 – 5%] [4 – 5%] [4 – 5%] [4 – 5%] [4 – 5%] Huntsman Combined Clariant 20-25% 30-35% 25-30% 10-15% 45-50% 5-10% 10-15% 15-20% 10-15% 15-20% 20-25% 10-15% 10-15% 15-20% 10-15% 26

Enhanced Financial Profile A $13bn Specialty Chemical Group Attractive Margin Expansion Opportunities Operating Cash Flow(2) Strong Balance Sheet with Commitment to Investment Grade Rating Additional potential for sales synergies from cross-selling to existing customers Margin 15.2% 13.4% 17.2% Synergies After-tax Synergies(3) Venator monetization to further enhance financial flexibility Source: Management estimates. Note: FY16 financials. USD in millions, unless otherwise noted. CHF converted at an average exchange rate of 0.988 USD/CHF. Huntsman is pro forma for the announced separation of its Pigments and Additives business, Venator. Separation excludes impact from tax leakage. (1) Includes $400 million in annual run-rate cost synergies (2) Reflects Huntsman’s 2016 actual Net Cash Provided by Operating Activities plus Clariant’s 2016 actual Cash Flow from Operating Activities plus annual after-tax cost synergies. (3) Synergies tax-effected at Clariant’s 2016 effective tax rate of 22.2%. (4) Reported Net Financial Debt as of 31 December 2016. (5) Net financial debt and leverage includes $2 billion in after-tax net proceeds from Venator, which conservatively reflects full monetization. Venator Proceeds $1.6 $3.8 <$3.4 Net Debt ($bn)(4) Incl. Synergies(1) (1)(5) 13 27 898 977 1,875 400 2,275 Clariant Huntsman (Ex Venator) Combined 2016 Adj. EBITDA ($mn) 1.7x 3.4x <1.5x 2.2x Clariant Huntsman Combined 2016 NFD / Adj. EBITDA (4)(5) 654 953 1,607 311 1,918 Clariant Huntsman (Ex Venator) Combined 2016 OCF ($mn) 5,919 7,275 13,195 Clariant Huntsman (Ex Venator) Combined 2016 Sales ($mn)

Shareholders’ Meetings Key Investment Highlights Conclusion and Next Steps Transaction Benefits: Global specialty chemical leader In excess of $400mn in annual cost synergies Combined end markets and geographies drive growth Innovation and sustainability enhance value creation Robust balance sheet and strong cash flow SEC F-4 Filing / NYSE Listing and Approval Procedure Antitrust Filing and Regulatory Review Venator S-1 Filing Expected Venator IPO SIX Prospectus / Listing and Review Period Merger Agreement Signing & Announcement Targeted Closing May June July August September December November October Integration Planning 28

Appendix

Adjusted EBITDA Reconciliation

Revenue, Adjusted EBITDA & Margin by Segment